Exhibit M(5)

FORM OF

RULE 12B-1 PLAN FOR CLASS N SHARES
MASSMUTUAL INSTITUTIONAL FUNDS

DISTRIBUTION AND SERVICE PLAN AND AGREEMENt

This Plan and Agreement (the “Plan”) constitutes the Distribution and Service Plan of the Class N shares of the MassMutual [            ] Fund (the “Fund”), a series of the MassMutual Institutional Funds, a Massachusetts business trust (the “Trust”), adopted pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940 (the “Act”) and the related agreement between the Trust and MML Distributors, LLC, the principal underwriter of the Trust’s shares (the “Distributor”). During the effective term of this Plan, the Trust may make payments to the Distributor or to Massachusetts Mutual Life Insurance Company, the Fund’s Administrator (“MassMutual”), upon the terms and conditions hereinafter set forth:

Section 1. The Trust will pay (a) distribution fees to the Distributor for services provided and expenses incurred by it in connection with the distribution of Class N shares of the Fund (the “Distribution Fee”), and (b) service fees to MassMutual for services provided and expenses incurred by it for purposes of maintaining or providing personal services to Class N shareholders (the “Servicing Fee”). The amount of such payments and the purposes for which they are made shall be determined by the Qualified Trustees (as defined below). The Distribution Fee may be spent by the Distributor on any activities or expenses primarily intended to result in the sale of Class N shares of the Fund, including, but not limited to, compensation to, and expenses (included overhead and telephone expenses) of, financial consultants or other employees of the Distributor or of participating or introducing brokers who engage in the distribution of Class N shares, preparing, printing and delivering prospectuses and reports for other than existing Class N shareholders, providing facilities to answer questions from other than existing Class N shareholders, advertising and preparation, printing and distribution of sales literature, receiving and answering correspondence, including requests for prospectuses and statements of additional information, and complying with Federal and state securities laws pertaining to the sale of Class N shares. The Servicing Fee may be spent by MassMutual on account of personal services rendered to Class N shareholders of the Fund and/or maintenance of Class N shareholder accounts. MassMutual’s Servicing Fee expenditures may include, but shall not be limited to, compensation to, and expenses (including telephone and overhead expenses) of agents or employees of MassMutual, the Fund’s Distributor or Sub-Distributor, pension consultants or participating or introducing brokers and other financial intermediaries who assist investors in completing account forms and selecting dividend and other account options; who aid in the processing of redemption requests for Class N shares or the processing of dividend payments with respect to Class N shares; who provide information periodically to Class N shareholders showing their position in Class N shares; who prepare, print and deliver prospectuses and shareholder reports to Class N shareholders; who oversee compliance with federal and state laws pertaining to the sale of Class N shares; who issue account statements to Class N shareholders; who forward communications from the Fund to Class N shareholders; who render advice regarding the particular shareholder account options offered by the Fund in light of shareholder needs; who provide and maintain elective shareholder services; who furnish shareholder sub-accounting; who provide and maintain pre-authorized investment plans for Class N shareholders; who respond to inquiries from Class N shareholders relating to such services; and/or who provide such similar services as permitted under applicable statutes, rules or regulations.

The aggregate payments under this Section 1 of the Plan of Distribution Fees shall not exceed in any fiscal year the annual rate of .25% of the Fund’s average daily net assets attributable to Class N shares. The aggregate payments under this Section 1 of the Plan of Servicing Fees shall not exceed in any fiscal year the annual rate of .25% of the Fund’s average daily net assets attributable to Class N shares. A majority of the Qualified Trustees may, at any time and from time to time, reduce the amount of such payments, or may suspend the operation of the Plan for such period or periods of time as they may determine. The respective Servicing Fees and Distribution Fees shall be accrued daily and paid to MassMutual or the Distributor, as the case may be, as soon as practicable after the end of the calendar month in which they accrue.

Section 2.  This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Act or the rules and regulations thereunder) of both (i) the Trustees of the Trust, and (ii) the Qualified Trustees of the Trust, cast in person at a meeting called for the purpose of voting on this Plan or such agreement.

Section 3.  This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 2.

Section 4.  MassMutual shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 5.  This Plan may be terminated at any time by vote of a majority of the Qualified Trustees, or by vote of a majority of the outstanding Class N shares of the Fund.

Section 6.  All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide:

(a) that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding Class N shares of the Fund, on not more than 60 days’ written notice to any other party to the agreement; and

(b) that such agreement shall terminate automatically in the event of its assignment.

Section 7.  This Plan may not be amended to increase materially the amount permitted pursuant to Section 1 hereof without the approval of a majority of the outstanding Class N shares of the Fund, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 2.

Section 8.  As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “interested person” and “vote of a majority of the outstanding voting securities” shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Section 9.  A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property attributable to the Class N shares of the Fund.

Effective as of the 31st day of December, 2002.

MASSMUTUAL INSTITUTIONAL FUNDS, on behalf of Mass Mutual [ ] Fund		MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:		By:
	Name: Title:		Name: Title: